transform pitney bowes

April 6, 2023

Dear Pitney Bowes Employees,

I would like to start by thanking each and every one of you for your service at Pitney Bowes. During my involvement with the Company over the past few years, I have been incredibly impressed by the commitment to Pitney Bowes shared by the current and past employees with whom I have spoken. You have been a part of something special, and I am dedicated to ensuring the Company continues to be special for many decades to come. Previously, I pursued similar changes at GameStop, where I joined the Board of Directors and played a pivotal role in raising capital which allowed the Company to pay off debt and invest in future growth. I hope to bring similar stability to Pitney Bowes and all of you. This brings me to the reason for my letter.

Hestia is a top stockholder of Pitney Bowes, with ownership of 8.5% of the Company's shares. We intend to be a stockholder of the Company for as long as it takes to help transform the Company. We believe Pitney Bowes is an incredibly valuable business that has suffered for almost a decade for one primary reason: the Company's Board of Directors and Chief Executive Officer are committed to a failed strategy that is neither strategically sound nor economically sustainable. This strategy has caused Pitney Bowes' share price to decline approximately 50% over the past decade, while free cash flow has dropped 90% and the Company has suffered six credit downgrades.

In order to return Pitney Bowes to the status it once held – benefiting all stakeholders, including yourselves – we are attempting to force the Board to change course. We have nominated five highly qualified, independent director candidates for election to the Company's nine-member Board at this year's critically important Annual Meeting of Stockholders so that we may effect this change. Please visit www.TransformPitneyBowes.com/Our-Nominees to meet and hear directly from each of our nominees.

Our nominees intend to replace Chief Executive Officer Marc Lautenbach with a proven interim Chief Executive Officer – Lance Rosenzweig – who has created significant value when leading other turnarounds. Our nominees are also committed to: Increasing investment in, and improving profitability at, SendTech and Presort; cutting excessive corporate costs; improving profitability of, and reviewing strategic alternatives for, Global Ecommerce; and establishing a capital allocation policy that reduces debt and retains the dividend.

Do not be misled by any claims that our nominees are hinging our plan on layoffs, salary reductions or benefits cuts. Our issues are with leadership, not with you. **Also, please know that your vote is completely confidential, so we hope you feel confident voting for who you believe is best suited to lead our Company, without fear of reprisal from current leadership**.

We intend to honor your service to Pitney Bowes by restoring the Company to its rightful place as the dominant name in postage and parcel related services, providing stability and pride for all employees and improving the quality of your compensation and retirement by increasing the Company's share price.

We value your commitment to our Company and look forward to working with you to revive and transform Pitney Bowes. We are advocating for your interests and will continue to keep you apprised of our efforts.

You can visit www.TransformPitneyBowes.com to learn how to vote for our full slate on the **WHITE** proxy card or **WHITE** voting instruction form. You can also contact our proxy solicitor by calling 212-257-1311 or emailing info@saratogaproxy.com.

**PLEASE KNOW THAT YOUR INTERACTION WITH OUR PROXY SOLICITOR AND
YOUR VOTING DECISION ARE COMPLETELY CONFIDENTIAL**.

Sincerely,
Kurt Wolf
Hestia Capital Management LLC

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD